SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   _____X_____   Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
Securities Exchange Act of 1934.)

Yes _____________    No____X_______

(if "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    .)

Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated August 12, 2008 announces an operating profit of € 21 million for the first half year.

Van Der Moolen Reports an Operating Profit of €21 Million for the First Half Year

AMSTERDAM, Netherlands--(BUSINESS WIRE)--Van der Moolen Holding NV (Pink Sheets:VDMEF)(Amsterdam:MOO))(trading and brokerage in equities, bonds and related instruments) today reported its results for the second quarter of 2008.

Operational highlights:

  Ongoing increase of revenues and profitability;
  Strong performance in proprietary arbitrage trading in Europe;
  Downward trend brokerage in Europe;
  Sustainable contribution US brokerage;
  Good performance US trading;
  Start operations in Hong Kong;
  Start VDM Global Markets (retail segment) in Q3;
  Termination Online Trader (semi professional segment) in Q3.

Financial highlights

  Operating profit (continuing operations): € 14.9 million in Q2 2008 versus € 6.1 million in Q1 2008 and a loss of € 2.8 million Q2 2007;
  Net profit of € 10.5 million (before preferred financing dividend) in the second quarter of 2008 compared with a net loss of € 8.7 million in the second quarter of 2007 and a net profit of € 4 million in the first quarter of 2008.
  Net profit (attributable to common shareholders) of € 9.6 million in Q2 2008, versus € 3.1 million in Q1 2008 and a loss of € 9.6 million in Q2 2007;
  Net result included goodwill impairment with a net impact of € 2 million on European brokerage activities due to challenging market circumstances;
  Net result impacted by a tax charge of € 0.5 million for the second quarter and € 1.7 million for the first half year of 2008 on unrealized results on NYSE Euronext shares in 2008 and the absence of a deferred tax asset position related to our US activities.

Outlook second half 2008

  Stable growth brokerage Europe and US;
  More challenging market conditions in trading Europe compared to Q2;
  Limited costs start VDM Global Markets and operations Asia;
  Costs termination Online Trader estimated at approximately € 4.5 million. Closing period Online Trader activities expected to last until ultimo 2008.

Outlook 2009

  Cost savings approximately € 4.5 million due to termination Online Trader;
  Further growth of trading and brokerage activities;
  Further increase of profitability;
  We expect a positive contribution of VDM Global Markets

Richard den Drijver, Chief Executive Officer of Van der Moolen Holding NV commented:

”The first half year reflects the continued change of our business model. VDM will continue to focus on profitable activities in promising markets. The launch of VDM Global Markets in the retail segment is an example of this. Further growth of our trading and brokerage business spread over sectors and markets will increase the underlying strength of our performance. We therefore expect a further increase of profitability in 2009".

Operational highlights first half year of 2008

European activities

The European activities of Van der Moolen showed an ongoing growth in profitability. Our operations in Amsterdam, London, Paris, Cologne and Zug contributed revenues representing 89.9% of total revenues for the first half year of 2008, compared to 96.7% in the first half year of 2007 and 94.0% in the full year 2007. Revenues of European activities amounted to € 83.3 million compared to an amount of € 55.2 million in the first half year of 2007, an increase of 51%.

Solid performance European trading activities

Due to specific seasonal influences, the European trading activities contributed revenues of € 80.0 million in the first half year of 2008, compared to revenues of € 45.3 million in the first half year of 2007, an increase of 76.6%.

European Derivatives trading reported revenues of € 68.5 million, an increase of € 36.9 million or 117% compared to the first half year of 2007. European Securities trading reported revenues of € 11.5 million. The European Trading activities benefited strongly from the cooperation with

GSFS Asset Management (announced in October 2007), which has been implemented in the first six months of 2008. The cash that was released with the closure of VDM Specialists USA activities (in total approximately € 100 million), and of which approximately € 35 million was made available, contributed positively to the net results of our European Trading activities.

Downward trend revenues European brokerage activities

Our European brokerage activities showed revenues of € 3.3 million in the first half year of 2008, a decline of € 6.6 million compared to the revenues in the first half year of 2007 of € 9.9 million, which included discontinued operations.

Notwithstanding the negative market sentiment (lower margin applicable and the downward trend in stock prices), which caused lower revenues during the first half year 2008, our voice brokerage for institutional investors showed stable performances.

The European online brokerage for semi professionals (Online Trader) underperformed and caused the decline of revenues and results in the first half year of 2008. Online Trader negatively impacted the net results by € 2.3 million over the first half year of 2008.

An impairment test was performed on the carrying value of the goodwill of the European brokerage activities as per June 30, 2008. The outcome of this test resulted in an impairment charge on the carrying value of goodwill related to the European brokerage activities of € 2.0 million. As a result, the total carrying value related to our European brokerage activities amounted to € 4.0 million as at June 30, 2008.

Launch VDM Global Markets

In the third quarter 2008, Van der Moolen launched its retail brokerage activities under the name 'VDM Global Markets' in the United Kingdom. VDM Global Markets offers Contracts for Differences ('CFD's') via its website www.vdmgm.com. In contrast with trading on the exchange, trading in CFD's does not take into account commissions nor exchange fees. The roll out of VDM Global Markets in other countries is expected to be started in 2009. VDM Global Markets is a fifty-fifty joint venture of Van der Moolen and SYCAP. In the United Kingdom, VDM Global Markets does not require a banking license and offers Van der Moolen an alternative entry into the retail market and 'business-to-business' market. VDM Global Markets is expected to be profitable in 2009.

Termination Online Trader

Van der Moolen has decided to terminate Online Trader, due to its underperformance. The office of the Online Trader business in Paris is expected to be closed before ultimo 2008. Approximately 35 FTE are affected by this reorganization. For the second half year of 2008, the net impact of losses after tax due to reorganization expenses, impairment of software and other assets is estimated at approximately € 4.5 million and the cost savings are expected to be € 4.5 million in 2009. The termination of Online Trader causes no additional impairment on the goodwill related to our European Brokerage business.

US activities

Revenues of the continuing US activities (trading and brokerage) amounted to € 9.3 million in the first half year of 2008 compared to € 1.9 million in the first half year of 2007, an increase of € 7.4 million or 389%. In the first half year of 2008 US revenues represented 10.1% of total revenues of Van der Moolen, compared to 3.3% in the first six months of 2007 and 6.0% for the full year 2007.

For the second half year 2008, the market conditions in the US remain challenging.

Sustainable contribution of US brokerage activities

In the second half of 2007, the activities of R&H Securities, LLC were acquired and additional brokerage activities were started up in the US.

In the first six months of 2008, the US brokerage activities contributed € 2.7 million. On a quarterly basis, revenues amounted to € 1.4 million in the first quarter of 2008 and € 1.3 million in the second quarter of 2008.

Good performance US trading activities

US trading activities contributed € 6.6 million in the first half year of 2008, compared to € 1.9 million in the first six months of 2007, an increase of € 4.7 million or 247%. This increase is fully attributable to the US activities engaged in market making and proprietary trading and where we serve as a Designated Primary Market Maker and Remote Market Maker in equities and ETFs traded on the CBOE Stock Exchange ("CBSX").

Early 2008, the subordinated debt related to our closed VDM Specialist USA business amounting to approximately € 49 million, was early repaid. The cost savings on interest expense amounted to € 2.3 million over the first half year of 2008. In the second half year we expect interest expense savings of about € 1.3 million, compared interest expense recognized in 2007.

Asia activities

In Hong Kong, we have recently started the derivative trading operations in Asia Markets. It is our expectation that these activities will become fully operational in the second half of 2008.

Focus

The strategy of Van der Moolen is aimed at creating three sources of income (trading, brokerage activities, and partnerships with exchanges) in three regions (Europe, US, Asia). It is our longer term ambition to be a leading trading firm including proprietary arbitrage trading in these three regions.

In both Europe and the US, Van der Moolen continues its activities in the wholesale brokerage business for mainly institutional investors.

The launch of VDM Global Markets offers opportunities to penetrate into the retail brokerage segment.

Financial highlights first half year of 2008

Revenues

At € 59.9 million, our reported total revenues from continuing activities in the second quarter of 2008 were 83% higher than in the first quarter of 2008 and 120% above those earned in the second quarter of 2007.

On a geographical basis our revenues can be summarized as follows:

At € 54.8 million, the reported revenues in Europe are 92% higher than in the first quarter of 2008 and 106% higher compared to the second quarter of 2007. On a six months basis, reported revenues in Europe are 51% higher than in 2007, due to seasonal impact. The sharp growth in Europe was fueled by the cooperation with GSFS in proprietary arbitrage trading.

At € 5.1 million, the reported revenues in the US are 21% higher than in the first quarter of 2008 and 750% higher than in the second quarter of 2007. On a six months basis, reported revenues in the US are 389% higher than in the first half year of 2007. The US brokerage activities contributed € 1.3 million in the second quarter of 2008 and € 2.7 million in the first half year of 2008. In the second quarter of 2008, other US activities reported € 1.0 million higher revenues compared to the first quarter of 2008.

Operating expenses

Total operating expenses in the second quarter of 2008 were € 18.5 million or 70% higher than in the first quarter of 2008 and € 15.8 million or 54% higher than in the second quarter of 2007. Factors that significantly impacted the comparison with the first quarter of 2008 and the second quarter of 2007 are:

  Exchange, clearing and brokerage fees increased by € 0.7 million compared to the first quarter of 2008 but decreased by € 2.2 million compared to the second quarter of 2007. In % of the revenues, the exchange, clearing and brokerage fees declined from 32.4% in the second quarter of 2007 and 18.0% in the first quarter of 2008 to 11.0% in the second quarter of 2008. This decline is caused by the high contribution of revenues resulting from activities with low exchange, clearing and brokerage fees in the second quarter of 2008, among which the revenues attributable to the cooperation with GSFS, which were started up during 2008 and showed a strong increase in the second quarter of 2008.
  Employee benefit expenses increased by € 14.0 million or 100% compared to the first quarter of 2008 and € 16.6 million or 146% compared to the second quarter of 2007. This increase compared to the first quarter of 2008 and the second quarter of 2007 is mainly due to an increase of the variable employee benefit expenses by € 13.9 million or 160% and € 16.3 million or 255% respectively, to € 22.7 million. The increase is fully related to the good trading performances in the second quarter of 2008, including the impact of the increased trading revenues attributable to the cooperation with GSFS.

  Following the Group's accounting policy that an impairment test is performed annually, the Company performed an impairment test on the carrying value of the goodwill attributable to the European brokerage activities at the end of the second quarter of 2008. The outcome of the annual impairment test resulted in an impairment charge on the carrying value of goodwill related to the European brokerage activities of € 2.0 million, due to revised estimated discounted cash flows that reflect the challenging market circumstances on these activities.
  Other general and administrative expenses increased by € 1.7 million compared to the first quarter of 2008 and decreased by € 0.7 million compared to the second quarter 2007. The increase compared to the first quarter of 2008 is mainly attributable to increased information and communication expenses and increased professional fees. The information and communication expenses increased as a result of faster connection needed for trading purposes as well as increased trading activities in the US.

Operating result

Second quarter 2008 operating profit was € 14.9 million, compared with € 6.1 million profit in the first quarter of 2008 and an operating loss of € 2.8 million in the second quarter of 2007, mainly due to increased revenues from activities resulting from the cooperation with GSFS.

Operating margin, defined as operating result excluding the other gains and losses (net), the amortization expense and the impairment expense, amounted to € 17.8 million compared with € 7.0 million in the first quarter of 2008 and a loss of € 1.1 million in the second quarter of 2007. The operating margin as a percentage of revenues was 29.7% in the second quarter of 2008, compared to 21.4% and 4.0% (negative) in the first quarter of 2008 and the second quarter of 2007, respectively.

The increase in operating margin follows the increase in profitability in the segments Trading US, Brokerage US and Trading Derivatives Europe in the second quarter of 2008, partly offset by a lower profitability in Trading Securities Europe. In addition, Brokerage Europe reported a lower operating margin.

Net financing benefits

Net financing benefits amounted to € 0.3 million in the second quarter of 2008, compared to € 0.7 million in the first quarter of 2008 and € 1.0 million in the second quarter of 2007. The net financing benefit in the second quarter of 2008 mainly results from net foreign exchange transaction gains of € 0.5 million, compared to a loss of € 0.7 million in the first quarter of 2008 and a loss of € 0.1 million in the second quarter of 2007. In the second quarter of 2008 a net interest expense of € 0.1 million was applicable, compared to a net interest benefit of € 1.2 million in the first quarter of 2008. The decline in the net interest amount is mainly due to the allocation of available cash and cash equivalents to our trading activities during the second quarter of 2008.

Income tax

Income tax expense from continuing activities amount to € 5.2 million in the second quarter of 2008 representing a consolidated effective tax rate of 34% against € 2.2 million or 33% in the first quarter of 2008 and € 2.7 million, representing a negative consolidated effective tax rate of 154% in the second quarter of 2007. The consolidated effective tax rate in all quarters reported is impacted by the absence of the recognition of deferred tax assets position related to our US activities, which assets amounts to approximately € 90 million at the end of the first half year of 2008.

In addition, in the second quarter of 2008 a non taxable impairment charge of € 2 million related to our European brokerage activities is applicable. Furthermore, the tax charge is impacted by a charge of € 0.5 million caused by the combined impact of a decline in the unrealized result on the NYSE Euronext shares, recorded as available-for-sale assets, and the absence of recognition of the net deferred tax assets position in the US. The consolidated effective tax rate excluding these items amounts to 27.3%.

Discontinued operations

In the second quarter of 2008, the result from certain activities as well as certain remaining expenses related to these activities is recorded as profit or loss from discontinued operations. In the second quarter of 2008, discontinued operations contributed a profit € 0.5 million compared to a loss of € 0.6 million in the first quarter of 2008 and € 4.8 million in the second quarter of 2007.

The net result from discontinued operations in the second quarter of 2008 is positively impacted by a benefit of € 0.7 million resulting from the sale of our brokerage activities in Gibraltar.

EPS

The weighted average number of outstanding shares to calculate basic earnings per share is 41,935,593 for the second quarter of 2008 and 43,264,158 for the first half year of 2008, being the number of common shares outstanding at year-end 2007 adjusted for the weighted impact of treasury shares with - in addition - the weighted impact of the shares issued on January 2, 2008 in relation to the earn out 2006 of the acquisition of Curvalue, which are considered to be "earned" at January 1, 2007. In the calculation of the earnings per common share the preferred financing dividend and minority interest is deducted from the net result for the period and can be depicted as follows:

Profit per common share from continuing operations was € 0.22 in the second quarter of 2008, compared to a profit of € 0.08 in the first quarter of 2008 and a loss of € 0.12 in the second quarter of 2007.

The profit per common share from discontinued operations was € 0.01 in the second quarter of 2008 compared to a loss of € 0.01 and € 0.09 in the first quarter of 2008 and the second quarter of 2007, respectively.

Balance sheet total

On June 30, 2008 our Balance Sheet total was € 3.6 billion compared to a Balance Sheet total of € 1.0 billion recognized at December 31, 2007. This increase is almost fully due to an increase in the securities positions and directly related balance sheet items. The gross securities positions do not reflect the market risk of the underlying position. From an economic perspective, the market risk on the security positions of Van der Moolen is limited to the net position.

Intangible assets

Intangible assets, including goodwill, decreased from € 43.6 million at December 31, 2007 to € 40.5 million at June 30, 2008. This decrease is mainly due to the amortization of amortizable intangible fixed assets in the first half year of 2008 as well as an impairment charge of € 2.0 million on the goodwill attributable to our brokerage activities in Europe. The amortization and impairment charge are partly offset by investments in software.

Available-for-sale assets

Our participations in NYSE Euronext and ISE Stock Exchange, LLC are classified as available-for-sale assets.

NYSE Euronext shares

The balance sheet at June 30, 2008, reflects the number of NYSE Euronext shares owned, being 146.841, valued at the quoted bid price of those shares.

ISE Stock Exchange, LLC

Our investment in ISE Stock Exchange, LLC amounts to US $ 3.0 million or € 1.9 million and represents an interest of 3%.

The decline in the available-for-sale assets is almost fully attributable to a decline in the quoted price of the NYSE Euronext shares. The quoted price amounts to $ 50.66 or € 32 as at June 30, 2008, compared to a quoted price of $ 87.77 or € 59.62 as per December 31, 2007.

Current assets and prepaid expenses

Current assets and prepaid expenses increased by € 45.9 million, mainly due to an increased withholding tax receivable following the trading activities of Van der Moolen.

Cash and cash equivalents

The Group has approximately € 14 million of free available cash (including the disposition on trading positions and other assets (December 31, 2007: € 130 million)). The Company has a credit facility of € 15 million at a commercial bank which is fully used at period end. The decrease of the freely available cash is mainly due to the allocation of available cash and cash equivalents to the trading activities.

Guarantee capital

Guarantee capital, which consists of total equity including financing preferred capital decreased from € 118.5 million to € 102.5 million during the period under review.

This decrease is mainly due to the impact of the currency translation adjustments on foreign currency investments within the Group, the impact of the repurchase of shares during the first half year of 2008 as well as a decline in the fair value reserve on available-for-sale assets. This decrease is partly offset by the profit for the period.

Short term borrowings

Short term borrowings decrease by € 34.1 million, mainly related to the repayment of all subordinated borrowing early 2008 offset by the impact of the use of the credit facility at a commercial bank.

Cash flow from operating activities

Cash inflow from operating activities amounted to € 130.1 million in the first six months of 2008, mainly due the profit for the year adjusted for the non-cash items and a net decrease in our net trading and brokerage related working capital.

Cash flow from investing activities

Cash outflow from investing activities amounted to € 4.4 million, mainly related to loans granted during the period of € 3.8 million, the purchase of software and PPE of € 1.5 million and the payment of goodwill on R&H Securities LLC, partly offset by the proceed from the sale of part of our interest in CBOE Stock Exchange, LLC and the sale of VDM Gibraltar Ltd, as well as interest amounts received.

Cash flow from financing activities

Cash outflow from financing activities amounted to € 62.5 million, mainly due to the repayment of subordinated borrowings of € 49.0 million and the repurchase of shares of € 19.2 million, partly offset by the cash withdraw on credit facilities of € 15.0 million. Dividend payments on preferred financing shares amounted to € 3.5 million.

Subsequent events

Form 20-F filing

On July 1, 2008 Van der Moolen Holding N.V. announced that its annual report on Form 20-F for the year ended December 31, 2007 was filed with the U.S. Securities and Exchange Commission (SEC).

Change content of the quarterly press release

Van der Moolen will replace the current Q1 and Q3 full results press releases by quarterly business updates in line with the 'Wet implementatie richtlijn transparantie' that is expected to come into effect before the end of this year. Because of the delisting on the New York Stock Exchange (since December 2007), Van der Moolen is no longer required to provide quarterly press releases. The third quarter business update (November 13, 2008) will not provide a detailed profit and loss account, balance sheet, equity movement schedule, cash flow statement and segment information other than commonly is required by law or other regulations.

Executive Board

Van der Moolen Holding N.V. announced on July 11, 2008, that the Chief Financial Officer (CFO) Mr. M. Wolfswinkel has left the Company.

Repurchase program of ordinary shares

On July 21, 2008 Van der Moolen Holding N.V. announced that the repurchase program of ordinary shares, as announcement on June 13, 2008, has been completed. The total number of shares repurchased under this programme to date is 4,411,990 ordinary shares, repurchased at an average price of € 3.75, for a total consideration of € 16,543,730. During the period of July 1, 2008 to July 21, 2008 the number of shares repurchased is 2,776,530 at an average price of € 3.81, for a total consideration of € 10,587,767. Since July 21, 2008, the total number of ordinary shares outstanding (excluding treasury shares) amounts to 37,692,775.

Convertible loan agreement

In July 2008, Van der Moolen Holding N.V. has entered into a subordinated convertible loan agreement with a third party. Under the subordinated loan agreement, two subordinated loans with a total amount of € 6.0 million against an interest percentage of 10% have been made available by Van der Moolen Holding N.V.

To access the full press release please go to: http://www.vandermoolen.com/?sid=17&press=177

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

Basis of presentation

This interim report for the six months ended 30 June 2008 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of Van der Moolen Holding NV for the year ended 31 December 2007 as included in the Annual Report 2007. Van der Moolen’s 2007 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2007. This interim financial report is unaudited.

Explanatory notes

Explanatory notes to the financial data reported are included in the front part of this interim report. To avoid duplication of data this information is not repeated.

CONTACT:
Van der Moolen
www.vandermoolen.com
Investor Relations/Corporate Communications
+31 (0)20 535 6789.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: August 12, 2008	By: /s/ Richard E. den Drijver

name: Richard E. den Drijver
title: Chairman of the Executive Board